UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-102]

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Jive Software, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

47760A108

(CUSIP Number)

Francisco Partners IV, L.P.

Francisco Partners IV-A, L.P.

Francisco Partners GP IV, L.P.

Francisco Partners GP IV Management Limited

c/o Francisco Partners

One Letterman Drive

Building C – Suite 410

San Francisco, CA 94129

Telephone: (415) 418-2900

with copies to:

Michael J. Kennedy, Esq.

Jeffrey C. Wolf, Esq.

Shearman & Sterling LLP

Four Embarcadero Center, Suite 3800

San Francisco, CA 94111

Telephone: (415) 616-1100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

•	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47760A108

1.	Names of reporting persons. Francisco Partners IV, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC, BK, OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,797,939
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,797,939
11.	Aggregate amount beneficially owned by each reporting person 2,797,939
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 3.7%
14.	Type of reporting person (see instructions) PN

CUSIP No. 47760A108

1.	Names of reporting persons. Francisco Partners IV-A, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC, BK, OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,402,408
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,402,408
11.	Aggregate amount beneficially owned by each reporting person 1,402,408
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 1.9%
14.	Type of reporting person (see instructions) PN

CUSIP No. 47760A108

1.	Names of reporting persons. Francisco Partners GP IV, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,200,347
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,200,347
11.	Aggregate amount beneficially owned by each reporting person 4,200,347
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 5.6%
14.	Type of reporting person (see instructions) PN

CUSIP No. 47760A108

1.	Names of reporting persons. Francisco Partners GP IV Management Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 4,200,347
	9.	Sole dispositive power
	10.	Shared dispositive power 4,200,347
11.	Aggregate amount beneficially owned by each reporting person 4,200,347
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 5.6%
14.	Type of reporting person (see instructions) PN

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits and Schedule attached hereto is expressly incorporated herein by reference and the response to each item of this Schedule 13D is qualified in its entirety by the provisions of such Exhibits and Schedule.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, $0.0001 par value per share (“Shares”), of Jive Software, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 325 Lytton Avenue, Suite 200, Palo Alto, California. As reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, as of August 2, 2015, there were 75,545,716 Shares outstanding.

Item 2.	Identity and Background.

(a) This Statement is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (i) Francisco Partners IV, L.P., a Cayman Islands exempted limited partnership (“FP IV”), (ii) Francisco Partners IV-A, L.P., a Cayman Islands exempted limited partnership (“FP IV-A”), (iii) Francisco Partners GP IV, L.P., a Cayman Islands exempted limited partnership (“FP GP IV”), and (iv) Francisco Partners GP IV Management Limited, a Cayman Islands exempted company (“FP GP Management” together with FP IV, FP IV-A and FP GP IV, “Francisco Partners”). Each of FP IV and FP IV-A is controlled by its general partner, FP GP IV. FP GP IV is controlled by its general partner, FP GP Management. The agreement among the Reporting Persons relating to the joint filing of this statement is attached to this statement on Schedule 13D as Exhibit 1.

(b) The business address of each of the Reporting Persons is One Letterman Drive, Building C – Suite 410, San Francisco, California 94129.

(c) The principal business of each of FP IV and FP IV-A is to invest directly or indirectly in various companies.

The principal business of FP GP IV is to serve as the general partner of various limited partnerships, including FP IV and FP IV-A.

The principal business of FP GP Management is to serve as general partner of FP GP IV and to provide management services to FP IV and FP IV-A at the request of FP GP IV.

The Directors of FP GP Management are Mr. Dipanjan Deb and Mr. Tom Ludwig and the Investment Committee of FP GP Management consists of Mr. Deb, Mr. David Golob, Mr. Ezra Perlman, and Mr. Keith Geeslin. The business address of Messrs. Deb, Ludwig, Golob, Perlman and Geeslin is One Letterman Drive, Building C – Suite 410, San Francisco, California 94129.

(d) During the last five years, none of the persons listed in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations and other minor offenses).

(e) During the last five years, none of the persons listed in this Item 2 has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Messrs. Messrs. Deb, Ludwig, Golob, Perlman and Geeslin is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

In a series of transactions through and including August 20, 2015, the Reporting Persons acquired 4,200,347 Shares for approximately $21,388,748 in investment capital, excluding brokerage commissions and fees. The source of funds for this consideration was the available capital of Francisco Partners, which may, at any given time, include borrowings under a working capital line of credit with First Republic Bank or capital contributions from investors in the Francisco Partners funds, each in the ordinary course of business.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Shares for investment in the ordinary course of business, as they believed that the Shares, at market prices when acquired, represented an attractive investment opportunity.

The Reporting Persons have no present plan or proposals that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Company on a continuing basis and have in the past and may in the future engage in discussions with management, the board of directors, other stockholders and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Company. Depending on various factors including, without limitation, the results of any such discussions, the Company’s financial position and business strategy, price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, purchasing additional shares or selling some or all of their Shares, engaging in similar transactions with respect to the Shares, seeking board representation or taking other action to effect changes in the board composition, ownership structure or operations of the Company, encouraging the Company to pursue one or more strategic transactions and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) The following disclosure assumes there are 75,545,716 Shares outstanding, which the Company represented in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 to be the number of Shares outstanding as of August 2, 2015.

As of the date hereof, the Reporting Persons have the following interest in the securities of the Company:

i.	FP IV beneficially owns 2,797,939 Shares, making it the beneficial owner of 3.7% of the Company’s Shares.

ii.	FP IV-A beneficially owns 1,402,408 Shares, making it the beneficial owner of 1.9% of the Company’s Shares.

iii.	FP GP IV beneficially owns 4,200,347 Shares, making it the beneficial owner of 5.6% of the Company’s Shares.

iv.	FP GP Management beneficially owns 4,200,347 Shares, making it the beneficial owner of 5.6% of the Company’s Shares.

(b) The table below sets forth for the Reporting Persons the number of Shares for which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, or sole or shared power to dispose or to direct the disposition.

	FP IV	FP IV-A	FP GP IV	FP GP Management
Sole Power to Vote/Direct Vote	0	0	0	0
Shared Power to Vote/Direct Vote	2,797,939	1,402,408	4,200,347	4,200,347
Sole Power to Dispose/Direct Disposition	0	0	0	0
Shared Power to Dispose/Direct Disposition	2,797,939	1,402,408	4,200,347	4,200,347

(c) Schedule I annexed hereto lists all transactions in the Shares during the past 60 days by the Reporting Persons.

(d) Not applicable.

(e) Not applicable.

Pursuant to Rule 13d-5 of the Exchange Act, by reason of the relationships described herein, Messrs. Deb, Ludwig, Golob, Perlman and Geeslin may also be deemed to share voting and dispositive power of the Shares beneficially owned by the Reporting Persons. Each of these individuals expressly disclaims such beneficial ownership.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

The responses set forth in Item 3, 4 and 5 of this Statement are incorporated herein by reference.

Based on the transactions and relationships described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The filing of this statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.

Item 7.	Material to be Filed as Exhibits

99.1	Joint Filing Agreement, dated August 21, 2015 by and among FP IV, FP IV-A, FP GP IV, and FP GP Management.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2015	FRANCISCO PARTNERS IV, L.P.
	By:	Francisco Partners GP IV, L.P., its General Partner
	By:	Francisco Partners GP IV Management Limited, its General Partner

	By:	/s/ Tom Ludwig
	Name:	Tom Ludwig
	Title:	Director

FRANCISCO PARTNERS IV-A, L.P.
	By:	Francisco Partners GP IV, L.P., its General Partner
	By:	Francisco Partners GP IV Management Limited, its General Partner

	By:	/s/ Tom Ludwig
	Name:	Tom Ludwig
	Title:	Director

FRANCISCO PARTNERS GP IV, L.P.
	By:	Francisco Partners GP IV Management Limited, its General Partner

	By:	/s/ Tom Ludwig
	Name:	Tom Ludwig
	Title:	Director

FRANCISCO PARTNERS GP IV MANAGEMENT LIMITED

	By:	/s/ Tom Ludwig
	Name:	Tom Ludwig
	Title:	Director

Schedule I

Transactions in the Shares During the Past 60 days

The following transactions were effected by Francisco Partners IV, L.P. in the Shares in the past 60 days:

Date	Number of Shares Purchased	Purchase Price per Share
8/12/2015	17,719	$4.0654
8/13/2015	108,644	$4.0493
8/14/2015	12,257	$4.0685
8/17/2015	24,955	$4.0992
8/18/2015	79,535	$4.0906
8/19/2015	64,027	$4.0855
8/20/2015	92,767	$4.0753

The following transactions were effected by Francisco Partners IV-A, L.P. in the Shares in the past 60 days:

Date	Number of Shares Purchased	Purchase Price per Share
8/12/2015	8,881	$4.0654
8/13/2015	54,456	$4.0493
8/14/2015	6,143	$4.0685
8/17/2015	12,508	$4.0992
8/18/2015	39,865	$4.0906
8/19/2015	32,093	$4.0855
8/20/2015	46,497	$4.0753